SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐       No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  October 28, 2011

FEMSA Achieves Double-Digit Revenue and Operating
Income Growth Across Operations in 3Q11

Monterrey, Mexico, October 28, 2011 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the third quarter of 2011.

Third Quarter 2011 Highlights:

•
FEMSA comparable consolidated total revenues and income from operations grew 18.8% and 16.0%, respectively, compared to the third quarter of 2010, reflecting double-digit growth at Coca-Cola FEMSA and FEMSA Comercio.

•
Coca-Cola FEMSA total revenues increased 18.1% as a result of double-digit total revenue growth in each division and driven by average price per unit case growth in most of their operations, in combination with volume growth mainly in Mexico, Colombia and Argentina. Income from operations increased 10.0%.

•
FEMSA Comercio achieved total revenues growth of 19.7% with a continued pace of strong floor space expansion by opening 1,137 net new stores in the last twelve months.  Income from operations increased 20.6%.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “We have completed another strong quarter for our business, one where we saw good growth across our operations as well as very encouraging developments on the strategic front.  Operationally, demand for our products remained healthy and we were able to convert that demand into robust financial results.  However, we have to be cautious given the delicate economic environment that we continue to face.  Strategically, Coca-Cola FEMSA´s merger with the beverage division of Grupo Tampico moved forward successfully, and we were also able to announce an agreement to merge Coca-Cola FEMSA with Grupo CIMSA.  These are very important transactions that should allow us to create significant value for the shareholders of all the companies involved.  We are honored to be entrusted with these new challenges and we are also very enthusiastic about the future.”

FEMSA Consolidated

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group (“the transaction”). For more information regarding this acquisition, please refer to the transaction filings available at www.femsa.com/investor. FEMSA’s consolidated results for the third quarter and for the first nine months of 2011 reflect the transaction effects and are presented on a comparable basis.

Comparable total revenues increased 18.8% compared to 3Q10 to Ps. 50.807 billion in 3Q11.  Coca-Cola FEMSA and FEMSA Comercio drove the incremental consolidated revenues.  For the first nine months of 2011, comparable consolidated total revenues increased 16.9% to Ps. 144.529 billion.

Comparable gross profit increased 17.8% compared to 3Q10 to Ps. 21.223 billion in 3Q11 driven by FEMSA Comercio and Coca-Cola FEMSA.  Gross margin decreased 30 basis points compared to the same period in 2010 to 41.8% of total revenues, reflecting i) the effect of the faster growth of lower-margin FEMSA Comercio, which tends to compress FEMSA’s consolidated margins over time, and ii) the fact that FEMSA Comercio’s gross profit improvement in the quarter only partially offset raw-material-driven cost pressures at Coca-Cola FEMSA.

For the first nine months of 2011, comparable gross profit increased 16.4% to Ps. 59.769 billion.  Gross margin decreased 10 basis points compared to the same period in 2010 to 41.4% of total revenues, reflecting the effect of the faster growth of lower-margin FEMSA Comercio, which tends to compress FEMSA’s consolidated margins over time.

Comparable income from operations increased 16.0% to Ps. 6.459 billion in 3Q11 as compared to the same period in 2010.  Consolidated operating margin decreased 30 basis points compared to 3Q10 to 12.7% of total revenues, mainly due to raw-material-driven cost pressures at Coca-Cola FEMSA.

For the first nine months of 2011, comparable income from operations increased 15.9% to Ps. 17.801 billion.  Our consolidated operating margin year-to-date was 12.3% as a percentage of total revenues, a decrease of 10 basis points as compared to the same period in 2010.

Net income from continuing operations increased 16.6% to Ps. 5.896 billion in 3Q11 compared to 3Q10, reflecting the net effect of i) a foreign exchange gain driven by the devaluation of the Mexican Peso on the US Dollar-denominated component of our cash position, ii) the growth in comparable income from operations, iii) a swing from other income to other expenses given the tough comparison base in 3Q10, when we recorded several non-recurring items including the sale of our Mundet brand to The Coca-Cola Company, and iv) the variation in FEMSA’s 20% participation in Heineken’s 3Q11 net income, versus the figure reported for 3Q10. The effective income tax rate on continuing operations was 26.4% in 3Q11 compared to 29.8% in 3Q10.

For the first nine months of 2011, net income from continuing operations increased 17.1% to Ps. 13.462 billion compared to the same period in 2010, primarily as a result of growth in income from operations.

Net consolidated income increased 16.6% compared to 3Q10 to Ps. 5.896 billion in 3Q11, reflecting the increase in FEMSA’s net income from continuing operations.  Net majority income for 3Q11 resulted in Ps. 1.18 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.86 for the quarter.  For the first nine months of 2011, net majority income per FEMSA Unit1 was Ps. 2.70 (US$ 1.96 per ADS).

Capital expenditures decreased to Ps. 2.928 billion in 3Q11 as Coca-Cola FEMSA deployed a lower amount of investment in capacity-related projects than in the comparable quarter of last year.

Our consolidated balance sheet as of September 30, 2011, recorded a cash balance of Ps. 35.386 billion (US$ 2.570 billion), which represents an increase of Ps. 9.544 billion (US$ 693.1 million) compared to the same period in 2010.  Short-term debt was Ps. 4.900 billion (US$ 355.8 million), while long-term debt was Ps. 23.407 billion (US$ 1.700 billion).  Our consolidated net cash balance was Ps. 7.079 billion (US$ 514.1 million).

1 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2011 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2011

Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 19.7% compared to 3Q10 to Ps. 19.410 billion in 3Q11 mainly driven by the opening of 185 net new stores in the quarter, reaching 1,137 total net new store openings in the last twelve months.  As of September 30, 2011, FEMSA Comercio had a total of 9,148 convenience stores.  Same-store sales increased an average of 9.2% for the quarter over 3Q10, reflecting a 4.8% increase in store traffic and a 4.0% increase in average customer ticket.

For the first nine months of 2011, total revenues increased 19.8% to Ps. 54.493 billion.  FEMSA Comercio’s same-store sales increased an average of 9.6%, driven by a 4.9% increase in store traffic and a 4.5% increase in average customer ticket.

Gross profit increased by 21.2% in 3Q11 compared to 3Q10, resulting in a 40 basis point gross margin expansion to 34.2% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, (ii) a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and (iii) a change in the structure of commercial terms for certain supplier partners; while the impact of these terms used to be skewed towards the fourth quarter, it is now more evenly spread throughout the year.  For the first nine months of 2011, gross margin expanded by 60 basis points to 33.3% of total revenues.

Income from operations increased 20.6% over 3Q10 to Ps. 1.620 billion in 3Q11.  Operating expenses increased 21.4% to Ps. 5.023 billion, largely driven by the growing number of stores as well as by incremental expenses such as the strengthening of FEMSA Comercio’s organizational structure, mainly IT-related.  As a result, operating margin was stable at 8.3% of total revenues.  For the first nine months of 2011, income from operations increased 23.7% to Ps. 3.987 billion, resulting in an operating margin of 7.3%, which represents a 20 basis point expansion from the prior year.

October 28, 2011

CONFERENCE CALL INFORMATION:

Our Third Quarter Conference Call will be held on: Friday October 28, 2011, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US:  (866) 831-5605 International: (617) 213-8851, Conference Id 75270135. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2011, which was 13.7701 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

October 28, 2011

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2011(A)	% of rev.	2010(A)	% of rev.	% Increase	2011(A)	% of rev.	2010(A)	% of rev.	% Increase
Total revenues	50,807	100.0	42,782	100.0	18.8	144,529	100.0	123,650	100.0	16.9
Cost of sales	29,584	58.2	24,769	57.9	19.4	84,760	58.6	72,309	58.5	17.2
Gross profit	21,223	41.8	18,013	42.1	17.8	59,769	41.4	51,341	41.5	16.4
Administrative expenses	1,988	3.9	2,002	4.7	(0.7)	5,954	4.1	5,699	4.6	4.5
Selling expenses	12,776	25.2	10,444	24.4	22.3	36,014	25.0	30,278	24.5	18.9
Operating expenses	14,764	29.1	12,446	29.1	18.6	41,968	29.1	35,977	29.1	16.7
Income from operations	6,459	12.7	5,567	13.0	16.0	17,801	12.3	15,364	12.4	15.9
Other (expenses) income	(662)		224		N.S.	(1,409)		(299)		N.S.
Interest expense	(802)		(784)		2.3	(2,151)		(2,263)		(4.9)
Interest income	315		154		N.S.	775		685		13.1
Interest expense, net	(487)		(630)		(22.7)	(1,376)		(1,578)		(12.8)
Foreign exchange (loss) gain	1,206		(238)		N.S.	913		(599)		N.S.
(Loss) gain on monetary position	16		21		(23.8)	85		282		(69.9)
Gain (loss) on financial instrument(1)	(336)		49		N.S.	(234)		151		N.S.
Integral result of financing	399		(798)		N.S.	(612)		(1,744)		(64.9)
Participation in Heineken results(2)	1,816		2,214		(18.0)	2,858		2,722		5.0
Income before income tax	8,012		7,207		11.2	18,638		16,043		16.2
Income tax	2,116		2,150		(1.6)	5,176		4,544		13.9
Net income from continuing operations	5,896		5,057		16.6	13,462		11,499		17.1
Gain from transaction with Heineken, net of taxes(3)	-		-		N.S.	-		26,623		N.S.
Net Income from FEMSA's former beer operations(4)	-		-		N.S.	-		706		N.S.
Net consolidated income	5,896		5,057		16.6	13,462		38,828		(65.3)
Net majority income	4,239		3,940		7.6	9,655		35,352		(72.7)
Net minority income	1,657		1,117		48.3	3,807		3,476		9.5

(A) This information is presented on a comparable basis.

EBITDA & CAPEX
Income from operations	6,459	12.7	5,567	13.0	16.0	17,801	12.3	15,364	12.4	15.9
Depreciation	1,106	2.2	933	2.2	18.5	3,294	2.3	2,760	2.2	19.3
Amortization & other(5)	614	1.2	540	1.3	13.7	1,806	1.2	1,506	1.3	19.9
EBITDA	8,179	16.1	7,040	16.5	16.2	22,901	15.8	19,630	15.9	16.7
CAPEX	2,928		3,141		(6.8)	7,218		7,384		(2.2)

FINANCIAL RATIOS	2011		2010		Var. p.p.
Liquidity(6)	1.66		1.57		0.09
Interest coverage(7)	16.79		11.17		5.62
Leverage(8)	0.49		0.47		0.02
Capitalization(9)	14.94%		14.35%		0.59

(1)	Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.
(2)	Represents the equity-method participation in Heineken´s results.
(3)	Represents the difference between the market value of the Heineken shares (20% equity interest) and the book value of FEMSA's former beer operations, net of transaction tax, as of April 30, 2010.
(4)	Represents the net income of FEMSA's former beer operations for the period ended April 30, 2010.
(5)	Includes returnable bottle breakage expense.
(6)	Total current assets / total current liabilities.
(7)	Income from operations + depreciation + amortization & other / interest expense, net.
(8)	Total liabilities / total stockholders' equity.
(9)	Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans.

October 28, 2011

FEMSA
Consolidated Balance Sheet
Millions of Pesos
As of September 30:

ASSETS	2011 (A)	2010 (A)	% Increase
Cash and cash equivalents	35,386	25,842	36.9
Accounts receivable	7,871	6,218	26.6
Inventories	11,824	9,724	21.6
Other current assets	5,231	4,568	14.5
Total current assets	60,312	46,352	30.1
Investments in shares	77,244	73,626	4.9
Property, plant and equipment, net	45,304	41,021	10.4
Intangible assets(1)	54,043	52,237	3.5
Other assets	10,103	8,563	18.0
TOTAL ASSETS	247,006	221,799	11.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	657	2,023	(67.5)
Current maturities long-term debt	4,243	1,740	N.S.
Interest payable	224	122	83.6
Operating liabilities	31,162	25,645	21.5
Total current liabilities	36,286	29,530	22.9
Long-term debt (2)	23,407	20,882	12.1
Labor liabilities	2,085	1,863	11.9
Other liabilities	19,217	18,650	3.0
Total liabilities	80,995	70,925	14.2
Total stockholders’ equity	166,011	150,874	10.0
LIABILITIES AND STOCKHOLDERS’ EQUITY	247,006	221,799	11.4
(A) This information is presented on a comparable basis.
(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of derivative financial instruments on long-term debt.

	September 30, 2011
DEBT MIX (2)	% Integration	Average Rate
Denominated in:
Mexican pesos	59.4%	6.6%
Dollars	30.8%	3.7%
Colombian pesos	5.2%	5.8%
Argentinan pesos	4.3%	15.5%
Brazilian Reals	0.3%	4.5%
Total debt	100.0%	6.0%

Fixed rate(2)	56.6%
Variable rate(2)	43.4%

% of Total Debt	2011	2012	2013	2014	2015	2016	2017	+
DEBT MATURITY PROFILE	1.9%	18.5%	15.0%	4.9%	9.9%	8.8%	41.0%

October 28, 2011

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the third quarter of:							For the nine months of:
	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase	2011	(A)	% of rev.	2010	(A)	% of rev.	% Increase
Total revenues	30,332		100.0	25,675		100.0	18.1	86,878		100.0	75,097		100.0	15.7
Cost of sales	16,300		53.7	13,546		52.8	20.3	46,920		54.0	40,307		53.7	16.4
Gross profit	14,032		46.3	12,129		47.2	15.7	39,958		46.0	34,790		46.3	14.9
Administrative expenses	1,291		4.3	1,107		4.3	16.6	3,789		4.4	3,180		4.2	19.2
Selling expenses	8,068		26.6	6,773		26.4	19.1	22,728		26.2	19,662		26.2	15.6
Operating expenses	9,359		30.9	7,880		30.7	18.8	26,517		30.5	22,842		30.4	16.1
Income from operations	4,673		15.4	4,249		16.5	10.0	13,441		15.5	11,948		15.9	12.5
Depreciation	772		2.5	642		2.5	20.2	2,341		2.7	1,942		2.6	20.5
Amortization & other	440		1.5	348		1.4	26.4	1,182		1.3	961		1.3	23.0
EBITDA	5,885		19.4	5,239		20.4	12.3	16,964		19.5	14,851		19.8	14.2
Capital expenditures	1,795			2,231			(19.5)	4,321			4,947			(12.6)

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico and Central America	366.7		56.8	347.7		56.4	5.4	1,100.5		57.4	1,030.8		56.0	6.8
South America	279.2		43.2	268.7		43.6	3.9	815.9		42.6	808.8		44.0	0.9
Total	645.9		100.0	616.4		100.0	4.8	1,916.4		100.0	1,839.6		100.0	4.2

October 28, 2011

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2011 (A)	% of rev.	2010 (A)	% of rev.	% Increase	2011 (A)		% of rev.	2010 (A)		% of rev.	% Increase
Total revenues	19,410	100.0	16,219	100.0	19.7	54,493		100.0	45,478		100.0	19.8
Cost of sales	12,767	65.8	10,740	66.2	18.9	36,355		66.7	30,596		67.3	18.8
Gross profit	6,643	34.2	5,479	33.8	21.2	18,138		33.3	14,882		32.7	21.9
Administrative expenses	364	1.9	316	1.9	15.2	1,056		1.9	876		1.9	20.5
Selling expenses	4,659	24.0	3,820	23.6	22.0	13,095		24.1	10,784		23.7	21.4
Operating expenses	5,023	25.9	4,136	25.5	21.4	14,151		26.0	11,660		25.6	21.4
Income from operations	1,620	8.3	1,343	8.3	20.6	3,987		7.3	3,222		7.1	23.7
Depreciation	303	1.6	252	1.6	20.2	863		1.6	724		1.6	19.2
Amortization & other	181	0.9	157	0.9	15.3	520		1.0	441		0.9	17.9
EBITDA	2,104	10.8	1,752	10.8	20.1	5,370		9.9	4,387		9.6	22.4
Capital expenditures	1,112		822		35.3	2,719			2,188			24.3

(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores						9,148			8,011			14.2
Net new convenience stores	185		180		2.8	1,137	(2)		1,017	(2)		11.8

Same store data: (1)
Sales (thousands of pesos)	682.9		625.6		9.2	663.2			604.9			9.6
Traffic (thousands of transactions)	26.4		25.2		4.8	25.8			24.6			4.9
Ticket (pesos)	25.8		24.8		4.0	25.7			24.6			4.5
(1) Monthly average information per store, considering same stores with more than 12 months of operations.
(2) For the last twelve months for each period.

October 28, 2011

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Sep-11		Sep-10
		September-10
	3Q 2011	September-11	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	0.89%	3.14%	13.42	1.0000	12.50	1.0000
Colombia	0.42%	3.73%	1,915.10	0.0070	1,799.89	0.0069
Venezuela	6.63%	26.46%	4.30	3.1213	4.30	2.9072
Brazil	1.06%	7.31%	1.85	7.2378	1.69	7.3788
Argentina	2.48%	9.89%	4.21	3.1918	3.96	3.1568
Euro Zone	0.34%	3.08%	0.73	18.3200	0.73	17.0617

October 28, 2011

Stock Listing Information
Mexican Stock Exchange Ticker: KOFL	2011 THIRD-QUARTER AND FIRST NINE-MONTH RESULTS

NYSE (ADR)		Third Quarter			YTD
Ticker: KOF		2011	2010	Δ%	2011	2010	Δ%
	Total Revenues	30,332	25,675	18.1%	86,878	75,097	15.7%
Ratio of KOF L to KOF = 10:1	Gross Profit	14,032	12,129	15.7%	39,958	34,790	14.9%
	Operating Income	4,673	4,249	10.0%	13,441	11,948	12.5%
	Net Controlling Interest Income	2,278	2,126	7.1%	7,302	6,758	8.0%
	EBITDA(1)	5,885	5,239	12.3%	16,964	14,851	14.2%
	Net Debt (2)	3,657	4,817	-24.1%
	Net Debt / EBITDA (3)	0.16	0.23
	EBITDA/ Interest Expense, net (3)	19.74	14.87
	Earnings per Share (3)	5.59	5.22
	Capitalization (4)	23.1%	19.4%

Expressed in millions of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)

For Further Information: Investor Relations José Castro jose.castro@kof.com.mx (5255) 5081-5120 / 5121

•     Total revenues reached Ps. 30,332 million in the third quarter of 2011, an increase of 18.1% compared to the third quarter of 2010 as a result of double-digit total revenue growth in each division.

•     Consolidated operating income grew 10.0% to Ps. 4,673 million for the third quarter of 2011, driven by double-digit operating income growth in our South America division and high single-digit operating income growth recorded in our Mexico & Central America division. Our operating margin was 15.4% in the third quarter of 2011.

•      Consolidated net income grew 10.4%, reaching Ps. 2,484 million in the third quarter of 2011.

Gonzalo García gonzalojose.garciaa@kof.com.mx (5255) 5081-5148 Roland Karig roland.karig@kof.com.mx (5255) 5081-5186 Website: www.coca-colafemsa.com

Mexico City (October 27, 2011), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter of 2011.

“Despite increased global volatility, our Company delivered strong results for the quarter.  Our operators' refined execution to serve and satisfy our consumers' preferences generated solid volume growth. This, combined with our strategy to selectively increase prices across our territories, produced double-digit top-line growth.  As our Company continues to grow, so does our team of professionals—not only in their capabilities, but also in the number of consumers they serve—as exemplified by the successful merger with Grupo Tampico's beverage division and the upcoming merger with Grupo CIMSA. These transactions will greatly contribute to our business going forward and consolidate our leadership in the Mexican market. Together, we will leverage our mutual strengths to deliver increased value for our shareholders.  As we enter the final part of the year, in the face of global economic challenges, we feel even stronger, with greater flexibility, to transform these challenges into opportunities in every operation; to capitalize on the defensive strength of our industry; and to extend our track record of profitable growth." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

October 27, 2011	Page 10

CONSOLIDATED RESULTS

Our consolidated total revenues increased 18.1% to Ps. 30,332 million in the third quarter of 2011, compared to the third quarter of 2010 as a result of double-digit total revenue growth in each division. On a currency neutral basis, total revenues grew approximately 16%, driven by average price per unit case growth in most of our operations, in combination with volume growth mainly in Mexico, Colombia and Argentina.

Total sales volume increased 4.8% to reach 645.9 million unit cases in the third quarter of 2011 as compared to the same period in 2010. The sparkling beverage category grew 6% mainly supported by strong volume growth of the Coca-Cola brand in Mexico and Colombia, contributing more than 90% of incremental volumes. The still beverage category grew 10%, mainly driven by the Jugos del Valle line of business in Mexico and Brazil and the Cepita juice brand in Argentina. These increases compensated for a 1% decrease in our bottled water portfolio, including bulk water.

Our gross profit increased 15.7% to Ps. 14,032 million in the third quarter of 2011, compared to the third quarter of 2010. Cost of goods sold increased 20.3%, mainly as a result of higher PET and sweetener costs across our territories, which were partially compensated by the appreciation of the average exchange rate of the Brazilian real,(1) the Mexican peso(1) and the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.3%, as compared to 47.2% in the third quarter of 2010.

Our consolidated operating income increased 10.0% to Ps. 4,673 million in the third quarter of 2011, driven by double-digit operating income growth in our South America division and high single-digit operating income growth recorded in our Mexico & Central America division. Operating expenses increased 18.8% in the third quarter of 2011 mainly as a result of higher labor costs in Venezuela, in combination with higher labor and freight costs in Argentina. Our operating margin was 15.4% in the third quarter of 2011, as compared with 16.5% in the same period of 2010.

During the third quarter of 2011, we recorded Ps. 503 million in the other expenses, net line. These expenses mainly reflect the recording of employee profit sharing and the loss on sale of certain fixed assets.

Our comprehensive financing result in the third quarter of 2011 recorded an expense of Ps. 333 million as compared to an expense of Ps. 512 million in the same period of 2010. This difference was mainly driven by lower net interest expenses as a result of the recording of a financial cost related to the sale of bonds in one of our South America subsidiaries during the third quarter of 2010.

During the third quarter of 2011, income tax, as a percentage of income before taxes, was 35.3% compared to 31.7% in the same period of 2010. This difference was mainly driven by an increase in the tax on shareholder’s equity in one of our subsidiaries in the South America division.

Our consolidated net controlling interest income grew 7.1% reaching Ps. 2,278 million in the third quarter of 2011 as compared to the third quarter of 2010. Earnings per share (EPS) in the third quarter of 2011 were Ps. 1.23 (Ps. 12.34 per ADS) computed on the basis of 1,846.5 million shares outstanding as of September 30, 2011(each ADS represents 10 local shares).

(1) See page 12 for average and end of period exchange rates for the third quarter and first nine months.

October 27, 2011	Page 11

BALANCE SHEET

As of September 30, 2011, we had a cash balance of Ps. 18,650 million, including US$ 503 million denominated in U.S. dollars, an increase of Ps. 6,116 million compared to December 31, 2010, mainly as a result of the issuance of Ps. 5,000 million of Certificados Bursátiles in April 2011 and cash generated by our operations, net of the dividend payment made during the second quarter.

As of September 30, 2011, total short-term debt was Ps. 4,900 million and long-term debt was Ps. 17,407 million. Total debt increased by Ps. 4,956 million, compared to year end 2010. Net debt decreased Ps. 1,160 million compared to year end 2010. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 658 million.(1)

The weighted average cost of debt for the quarter was 6.0%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2011:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	48.7%	33.1%
U.S. dollars	38.9%	2.6%
Colombian pesos	6.5%	100.0%
Brazilian reais	0.4%	0.0%
Argentine pesos	5.4%	5.2%
(1)  After giving effect to cross-currency swaps and interest rate swaps.
(2)  Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2011	2012	2013	2014	2015	2016 +
% of Total Debt	1.3%	23.4%	3.6%	6.3%	12.7%	52.7%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis, whereas the balance sheet included on page 9 is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in this cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with Mexican Financial Reporting Standards.

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of September 30, 2011 sep-11
Ps.
Income before taxes	11,484
Non cash charges to net income	5,165
16,649
Change in working capital	(3,866)
Resources Generated by Operating Activities	12,783
Investments	(5,561)
Debt increase	4,229
Dividends declared and paid	(4,368)
Other	(1,361)
Increase in cash and cash equivalents	5,722
Cash, cash equivalents and marketable securities at begining of period	12,534
Translation Effect	394
Cash, cash equivalents and marketable securities at end of period	18,650

October 27, 2011	Page 12

MEXICO & CENTRAL AMERICA DIVISION OPERATING RESULTS (Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues from our Mexico and Central America division increased 10.2% to Ps. 12,612 million in the third quarter of 2011, as compared to the same period in 2010. Volume growth accounted for approximately 55% of incremental revenues during the quarter, and increased average price per unit case represented the balance. Average price per unit case reached Ps. 34.27, an increase of 4.6%, as compared to the third quarter of 2010, mainly reflecting selective price increases across our product portfolio implemented in Mexico over the past several months. On a currency neutral basis, total revenues increased approximately 10%.

Total sales volume increased 5.4% to 366.7 million unit cases in the third quarter of 2011, as compared to the third quarter of 2010. Sparkling beverage volume increased 6%, driven by a 7% growth of the Coca-Cola brand and a 3% increase in flavored sparkling beverages, accounting for approximately 85% of incremental volumes. Still beverages grew 8% mainly driven by the Jugos del Valle line of products, Nestea and PowerAde, representing close to 10% of incremental volumes. Our bottled water portfolio, including bulk water, grew 2% contributing the balance.

Operating Income

Our gross profit increased 7.6% to Ps. 6,020 million in the third quarter of 2011 as compared to the same period in 2010. Cost of goods sold increased 12.6% as a result of higher sweetener and PET costs across the division which were partially offset by the appreciation of the average exchange rate of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 47.7% in the third quarter of 2011, as compared with 48.9% in the same period of the previous year.

Operating income increased 7.7% to Ps. 2,052 million in the third quarter of 2011, compared to Ps. 1,905 million in the same period of 2010. Operating leverage achieved through higher revenues, in combination with controlled operating expenses in Mexico, resulted in an operating margin of 16.3% in the third quarter of 2011, as compared with 16.6% in the same period of 2010.

(1) See page 12 for average and end of period exchange rates for the third quarter and first nine months.

October 27, 2011	Page 13

SOUTH AMERICA DIVISION OPERATING RESULTS (Colombia, Venezuela, Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues
Total revenues were Ps. 17,720 million in the third quarter of 2011, an increase of 24.5% as compared to the same period of 2010 as a result of double-digit total revenue growth in every territory. Excluding beer, which accounted for Ps. 942 million during the quarter, revenues increased 25.1% to Ps. 16,778 million. Higher average prices per unit case across our operations in combination with volume growth in Argentina, Colombia and Brazil, were partially offset by lower volumes in Venezuela. On a currency neutral basis, total revenues increased approximately 21%.

Total sales volume in our South America division increased 3.9% to 279.2 million unit cases in the third quarter of 2011 as compared to the same period of 2010. Volumes in Argentina, Colombia and Brazil, which increased 13%, 9% and 1%, respectively, compensated for a 3% volume decline in Venezuela. Our sparkling beverage portfolio grew 5%, driven by the strong performance of the Coca-Cola brand in Colombia and Argentina, which grew 17% and 8%, respectively and a 10% growth in flavored sparkling beverages. The still beverage category grew 14%, mainly driven by the Cepita juice brand in Argentina, and the Jugos del Valle line of business and the Matte Leao brand in Brazil. These increases compensated for a 9% decline in the bottled water portfolio, including bulk water.

Operating Income
Gross profit reached Ps. 8,012 million, an increase of 22.6% in the third quarter of 2011, as compared to the same period of 2010. Cost of goods sold increased 26.2% mainly driven by higher year-over-year sweetener and PET costs across the division, which were partially offset by the appreciation of the Brazilian real(1) and the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 45.2% in the third quarter of 2011 as compared to 45.9% in the same period of 2010.

Our operating income increased 11.8% to Ps. 2,621 million in the third quarter of 2011, compared to the same period of 2010. Operating expenses increased 28.6%, mainly as a result of higher labor costs in Venezuela, in combination with higher labor and freight costs in Argentina. Our operating margin was 14.8% in the third quarter of 2011, as compared to 16.5% in the same period of 2010.

(1) See page 12 for average and end of period exchange rates for the third quarter and first nine months.

October 27, 2011	Page 14

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 15.7% to Ps. 86,878 million in the first nine months of 2011, as compared to the same period of 2010, driven by double-digit total revenue growth in our South America and Mexico & Central America divisions. On a currency neutral basis, total revenues increased approximately 14% in the first nine months of 2011 as compared to the same period of 2010.

Total sales volume increased 4.2% to 1,916.4 million unit cases in the first nine months of 2011, as compared to the same period in 2010. The sparkling beverage category grew 4% mainly driven by the Coca-Cola brand. The still beverage category grew 11%, mainly driven by the performance of the Jugos del Valle line of business in Mexico and Brazil, and the Cepita juice brand in Argentina. Our bottled water portfolio, including bulk water, grew 2%.

Our gross profit increased 14.9% to Ps. 39,958 million in the first nine months of 2011, as compared to the same period of 2010. Cost of goods sold increased 16.4% mainly as a result of higher sweetener and PET costs across our operations, which were partially offset by the appreciation of the Brazilian real,(1) the Mexican peso(1) and the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.0% for the first nine months of 2011 as compared to 46.3% in the same period of 2010.

Our consolidated operating income increased 12.5% to Ps. 13,441 million in the first nine months of 2011, as compared to the same period of 2010. Our Mexico & Central America division accounted for approximately 55% of this growth. Our operating margin was 15.5% for the first nine months of 2011, as compared to 15.9% in the same period of 2010.

Our consolidated net controlling interest income increased 8.0% to Ps. 7,302 million in the first nine months of 2011 as compared to the same period of 2010. Earnings per share (EPS) in the first nine months of 2011 were Ps. 3.95 (Ps. 39.55 per ADS) computed on the basis of 1,846.5 million shares outstanding as of September 30, 2011 (each ADS represents 10 local shares).

(1) See page 12 for average and end of period exchange rates for the third quarter and first nine months.

October 27, 2011	Page 15

RECENT DEVELOPMENTS

●
During the third quarter of 2011, Coca-Cola FEMSA announced a new business structure and organizational changes. In accordance with this new business structure, the Company’s new reporting segments are Mexico & Central America and South America, as reported on this 3rd quarter 2011 earnings release. On October 11, 2011, the Company released restated unaudited quarterly financial information for the years 2009, 2010 and 2011.This information is available on the Company’s website.

●
On September 19, 2011, Coca-Cola FEMSA and Corporación de los Ángeles, S.A. de C.V. and its shareholders (“Grupo CIMSA”) agreed to merge their beverage businesses. The merger agreement has been approved by Coca-Cola FEMSA’s Board of Directors and is subject to the completion of confirmatory legal, financial and operating due diligence and to customary regulatory and corporate approvals.

●
On October 11, 2011, Coca-Cola FEMSA and Grupo Tampico S.A. de C.V. and its shareholders announced the successful merger of Grupo Tampico’s beverage division with Coca-Cola FEMSA. Coca-Cola FEMSA held an ordinary and extraordinary shareholders meeting on October 10, 2011, at which the Company’s shareholders approved this merger, amended the Company’s by-laws to increase the number of board members from 18 to 21 and elected Mr. Herman Fleishman and Mr. Robert Fleishman, President and Vice President of Grupo Tampico, respectively as director and alternate director of the Company’s Board. Coca-Cola FEMSA started integrating the results of Grupo Tampico’s beverage division as of October 2011.

●
In connection with the merger of Grupo Tampico’s beverage division, Coca-Cola FEMSA issued 63.5 million new KOF series L shares. The total number of outstanding shares is 1,910.0 million of which FEMSA owns 52.0%, The Coca-Cola Company 30.6% and the Public 17.4%.

CONFERENCE CALL INFORMATION

Our third-quarter 2011 Conference Call will be held on October 27, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-318-8612 or International: 617-399-5131. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 2, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 44850092.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as parts of southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 34 bottling facilities in Latin America and serves more than to 1,600,000 retailers in the region.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

October 27, 2011	Page 16

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 11	% Rev	3Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases) (2)	645.9		616.4		4.8%	1,916.4		1,839.6		4.2%
Average price per unit case (2)	45.27		40.13		12.8%	43.71		39.38		11.0%
Net revenues	30,186		25,554		18.1%	86,443		74,769		15.6%
Other operating revenues	146		121		20.7%	435		328		32.6%
Total revenues	30,332	100%	25,675	100%	18.1%	86,878	100%	75,097	100%	15.7%
Cost of goods sold	16,300	53.7%	13,546	52.8%	20.3%	46,920	54.0%	40,307	53.7%	16.4%
Gross profit	14,032	46.3%	12,129	47.2%	15.7%	39,958	46.0%	34,790	46.3%	14.9%
Operating expenses	9,359	30.9%	7,880	30.7%	18.8%	26,517	30.5%	22,842	30.4%	16.1%
Operating income	4,673	15.4%	4,249	16.5%	10.0%	13,441	15.5%	11,948	15.9%	12.5%
Other expenses, net	503		443		13.5%	1,130		866		30.5%
Interest expense	472		506		-6.7%	1,247		1,302		-4.2%
Interest income	200		53		277.4%	441		209		111.0%
Interest expense, net	272		453		-40.0%	806		1,093		-26.3%
Foreign exchange (gain) loss	(209)		163		-228.2%	(125)		452		-127.7%
Gain on monetary position in Inflationary subsidiries	(17)		(23)		-26.1%	(89)		(285)		-68.8%
Market value loss (gain) on ineffective portion of derivative instruments	287		(81)		-454.3%	235		(189)		-224.3%
Comprehensive financing result	333		512		-35.0%	827		1,071		-22.8%
Income before taxes	3,837		3,294		16.5%	11,484		10,011		14.7%
Income taxes	1,353		1,045		29.5%	3,758		2,907		29.3%
Consolidated net income	2,484		2,249		10.4%	7,726		7,104		8.8%
Net controlling interest income	2,278	7.5%	2,126	8.3%	7.1%	7,302	8.4%	6,758	9.0%	8.0%
Net non-controlling interest income	206		123		67.5%	424		346		22.5%
Operating income	4,673	15.4%	4,249	16.5%	10.0%	13,441	15.5%	11,948	15.9%	12.5%
Depreciation	772		642		20.2%	2,341		1,942		20.5%
Amortization and other operative non-cash charges	440		348		26.4%	1,182		961		23.0%
EBITDA (3)	5,885	19.4%	5,239	20.4%	12.3%	16,964	19.5%	14,851	19.8%	14.2%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.

October 27, 2011	Page 17

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Sep 11		Dec 10
Current Assets
Cash, cash equivalents and marketable securities	Ps.	18,650	Ps.	12,534
Total accounts receivable		6,034		6,363
Inventories		5,965		4,962
Other current assets (1)		2,335		2,577
Total current assets		32,984		26,436
Property, plant and equipment
Property, plant and equipment		62,191		57,330
Accumulated depreciation		(27,792)		(25,230)
Total property, plant and equipment, net		34,399		32,100
Other non-current assets (1)		59,088		55,525
Total Assets	Ps.	126,471	Ps.	114,061

Liabilities and Shareholders' Equity		Sep 11		Dec 10
Current Liabilities
Short-term bank loans and notes	Ps.	4,900	Ps.	1,840
Suppliers		9,652		8,988
Other current liabilities		7,542		6,818
Total Current Liabilities		22,094		17,646
Long-term bank loans		17,407		15,511
Other long-term liabilities		7,867		7,023
Total Liabilities		47,368		40,180
Shareholders' Equity
Non-controlling interest		2,967		2,602
Total controlling interest		76,136		71,279
Total shareholders' equity		79,103		73,881
Liabilities and Shareholders' Equity	Ps.	126,471	Ps.	114,061
(1) As of January 1, 2011, according to Mexican Financial Reporting Standards, advances to suppliers presentation is part of the entry “Other current assets” and "Other non-current assets". Reclassification is made for comparative purposes in 2010 .

October 27, 2011	Page 18

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	3Q 11	% Rev	3Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases)	366.7		347.7		5.4%	1,100.5		1,030.8		6.8%
Average price per unit case	34.27		32.76		4.6%	33.97		32.56		4.3%
Net revenues	12,566		11,393		10.3%	37,389		33,568		11.4%
Other operating revenues	46		54		-14.8%	125		101		23.8%
Total revenues	12,612	100.0%	11,447	100.0%	10.2%	37,514	100.0%	33,669	100.0%	11.4%
Cost of goods sold	6,592	52.3%	5,853	51.1%	12.6%	19,411	51.7%	17,256	51.3%	12.5%
Gross profit	6,020	47.7%	5,594	48.9%	7.6%	18,103	48.3%	16,413	48.7%	10.3%
Operating expenses	3,968	31.5%	3,689	32.2%	7.6%	11,727	31.3%	10,854	32.2%	8.0%
Operating income	2,052	16.3%	1,905	16.6%	7.7%	6,376	17.0%	5,559	16.5%	14.7%
Depreciation, amortization & other operative non-cash charges	545	4.3%	513	4.5%	6.2%	1,627	4.3%	1,566	4.7%	3.9%
EBITDA (2)	2,597	20.6%	2,418	21.1%	7.4%	8,003	21.3%	7,125	21.2%	12.3%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

South America Division
Expressed in millions of Mexican pesos(1)

	3Q 11	% Rev	3Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases) (2)	279.2		268.7		3.9%	815.9		808.8		0.9%
Average price per unit case (2)	59.73		49.66		20.3%	56.85		48.07		18.3%
Net revenues	17,620		14,161		24.4%	49,054		41,201		19.1%
Other operating revenues	100		67		49.3%	310		227		36.6%
Total revenues	17,720	100.0%	14,228	100.0%	24.5%	49,364	100.0%	41,428	100.0%	19.2%
Cost of goods sold	9,708	54.8%	7,693	54.1%	26.2%	27,509	55.7%	23,051	55.6%	19.3%
Gross profit	8,012	45.2%	6,535	45.9%	22.6%	21,855	44.3%	18,377	44.4%	18.9%
Operating expenses	5,391	30.4%	4,191	29.5%	28.6%	14,790	30.0%	11,988	28.9%	23.4%
Operating income	2,621	14.8%	2,344	16.5%	11.8%	7,065	14.3%	6,389	15.4%	10.6%
Depreciation, amortization & other operative non-cash charges	667	3.8%	477	3.4%	39.8%	1,896	3.8%	1,337	3.2%	41.8%
EBITDA (3)	3,288	18.6%	2,821	19.8%	16.6%	8,961	18.2%	7,726	18.6%	16.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

October 27, 2011	Page 19

SELECTED INFORMATION

For the three months ended September 30, 2011 and 2010

Expressed in millions of Mexican pesos.

					3Q 11					3Q 10
	Capex				1,794.7	Capex				2,230.9
	Depreciation				772.0	Depreciation				642.0
	Amortization & Other non-cash charges				440.0	Amortization & Other non-cash charges				348.0

VOLUME
Expressed in million unit cases

	3Q 11					3Q 10
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	247.3	15.1	52.0	16.9	331.3	234.1	14.0	51.9	15.6	315.6
Central America	30.5	1.6	0.1	3.2	35.4	27.6	1.4	0.1	3.0	32.1
Mexico & Central America	277.8	16.7	52.1	20.1	366.7	261.7	15.4	52.0	18.6	347.7
Colombia	48.3	4.7	7.1	4.1	64.2	41.2	5.9	7.4	4.3	58.8
Venezuela	47.2	2.2	0.5	1.2	51.1	48.3	2.7	0.8	1.1	52.9
Brazil	103.3	5.5	0.4	5.3	114.5	102.2	6.0	0.5	4.5	113.2
Argentina	44.3	2.7	0.2	2.2	49.4	40.2	2.1	0.2	1.3	43.8
South America	243.1	15.1	8.2	12.8	279.2	231.9	16.7	8.9	11.2	268.7
Total	520.9	31.8	60.3	32.9	645.9	493.6	32.1	60.9	29.8	616.4
(1) Excludes water presentations larger than 5.0 Lt. Includes flavored water
(2) Bulk Water: Still bottled water in presentations of 5.0 Lt. or larger. Includes flavored water

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Argentina, Mexico and Brazil third quarter 2010 volumes and accounts for 2.8 million unit cases.

SELECTED INFORMATION

For the nine months ended September 30, 2011 and 2010

Expressed in millions of Mexican pesos.

					YTD 11					YTD 10
	Capex				4,321.2	Capex				4,946.5
	Depreciation				2,341.0	Depreciation				1,942.0
	Amortization & Other non-cash charges				1,182.0	Amortization & Other non-cash charges				961.0

VOLUME
Expressed in million unit cases

	YTD 11					YTD 10
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	728.2	50.5	162.9	52.7	994.3	680.6	44.0	157.0	48.4	930.0
Central America	90.9	5.5	0.2	9.6	106.2	87.0	4.6	0.3	8.9	100.8
Mexico & Central America	819.1	56.0	163.1	62.3	1,100.5	767.6	48.6	157.3	57.3	1,030.8
Colombia	139.5	15.0	20.9	12.2	187.6	128.2	18.5	22.3	12.8	181.8
Venezuela	125.4	5.7	1.5	3.1	135.7	144.4	8.3	1.6	3.6	157.9
Brazil	309.7	17.3	1.7	15.7	344.4	304.9	18.0	1.7	12.1	336.7
Argentina	133.3	8.3	0.6	6.0	148.2	120.7	7.3	0.7	3.7	132.4
South America	707.9	46.3	24.7	37.0	815.9	698.2	52.1	26.3	32.2	808.8
Total	1,527.0	102.3	187.8	99.3	1,916.4	1,465.8	100.7	183.6	89.5	1,839.6
(1) Excludes water presentations larger than 5.0 Lt. Includes flavored water
(2) Bulk Water: Still bottled water in presentations of 5.0 Lt. or larger. Includes flavored water

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Argentina, Mexico and Brazil first nine months of 2010 volumes and accounts for 10.5 million unit cases.

October 27, 2011	Page 20

September 2011
Macroeconomic Information

			Inflation (1)
		LTM	3Q 2011	YTD

	Mexico	3.14%	0.89%	1.19%
	Colombia	3.73%	0.42%	2.96%
	Venezuela	26.46%	6.63%	20.51%
	Brazil	7.31%	1.06%	4.97%
	Argentina	9.89%	2.48%	7.28%

	(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	3Q 11	3Q 10	Δ%	YTD 11	YTD 10	Δ%

Mexico	12.2647	12.8090	-4.2%	12.0281	12.7210	-5.4%
Guatemala	7.8159	8.0312	-2.7%	7.7785	8.0733	-3.7%
Nicaragua	22.5593	21.4851	5.0%	22.2865	21.2253	5.0%
Costa Rica	512.5221	520.5544	-1.5%	509.7301	536.3571	-5.0%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,794.2610	1,833.7947	-2.2%	1,823.0609	1,910.3794	-4.6%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.2538	1.1%
Brazil	1.6369	1.7493	-6.4%	1.6333	1.7813	-8.3%
Argentina	4.1666	3.9414	5.7%	4.0873	3.8940	5.0%

End of Period Exchange Rates

		Exchange Rate (local currency per USD)
		Sep 11	Sep 10	Δ%

	Mexico	13.4217	12.5011	7.4%
	Guatemala	7.8686	8.1352	-3.3%
	Nicaragua	22.6958	21.6151	5.0%
	Costa Rica	519.8700	512.9400	1.4%
	Panama	1.0000	1.0000	0.0%
	Colombia	1,915.1000	1,799.8900	6.4%
	Venezuela	4.3000	4.3000	0.0%
	Brazil	1.8544	1.6942	9.5%
	Argentina	4.2050	3.9600	6.2%

October 27, 2011	Page 21